Dundee Corporation Announces DundeeWealth Inc. Share Purchase

Toronto, January 23, 2008: In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) announces that during the period commencing on January 22, 2008 and ending on January 23, 2008 it acquired 2,608,800 common shares of DundeeWealth Inc. through the facilities of the Toronto Stock Exchange, representing 2.2% of the outstanding common shares.

Following the transaction, Dundee Corporation owns, in aggregate, directly and indirectly, 66,692,331 common shares representing a 56.6% interest in the outstanding common shares of DundeeWealth Inc. and 5,453,668 first preference shares, series X, which together with the common shares represent a 58.1% voting interest in DundeeWealth Inc.

Dundee Corporation also has voting control over an additional 3,312,454 common and special shares of DundeeWealth Inc. which, together with the common shares and first preference shares mentioned above, represents a 60.8% voting interest.

Details will be contained in an early warning report to be filed on DundeeWealth’s SEDAR profile, and to be available at www.sedar.com or by contacting one of the persons listed below.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect more than $65 billion under management and administration. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation's real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010